Exhibit 99.1

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Hortense OURY
Tel.: + 33 (0) 1 47 44 23 34
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total agrees to sell to Perenco
its exploration and production interest in Cameroon
Paris, November 10, 2010 — Total announces having finalized an agreement in principle with Perenco, an independent exploration and production French company, to sell its 75.8% equity in its upstream affiliate Total E&P Cameroun, a Cameroonian company which other shareholders include the national oil company — SNH (Société Nationale des Hydrocarbures — 20%) and Paris Orléans — Groupe Rotchshild (4.2%). This agreement is subject to the Cameroonian Authorities’ approval.
Today, production from the mature fields operated by Total in Cameroun reaches 40,000 barrels per day (b/d), which represents an equity production of 8,000 b/d, or 0.3% of the Group’s total production
“Perenco, the company with which Total has finalized this agreement is already present in Cameroun as an operator and a SNH long time partner. It has demonstrated its competencies in optimizing mature fields, has developed new reserves off the coast of Kribi and is currently working on a project to enhance gas value. With this experience, Perenco is set to successfully pursue the exemplary cooperation developed by Total with SNH over decades. Synergies between Perenco’s exploration and production operations and Total E&P Cameroun activities will allow Perenco to optimize its industrial tool while ensuring its activities are pursued over the long term. Perenco’s offer is respectful of commitments taken by Total towards its employees and the authorities”, said Jacques Marraud des Grottes, Senior Vice President Africa, Exploration & Production. “Being also present in refining and distribution, Total intends to remain an actor of the Cameroonian oil industry and will maintain its refining activities as well as its distribution network of oil products in the country”.
Total is active in refining through its 19.7% interest in Sonara, the national refining company, and in oil crude storage with a 18% interest in the “Société Camerounaise de Dépôts Pétroliers”*. Furthermore, Total’s affiliate Total Cameroun SA is the leading distributor of oil products with 160 service stations, representing 45% of the market. The selling of Total’s interest in Total E&P Cameroun does not concern these downstream activities.
Total Exploration & Production in Africa
In 2009, Total’s equity production in Africa averaged close to 749,000 barrels of oil equivalent per day, accounting for 33% of the Group’s total production.

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Hortense OURY
Tel.: + 33 (0) 1 47 44 23 34
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Deepwater developments are one of Total’s main growth areas in Africa. After Akpo, development of the Group’s second deep offshore project in Nigeria, the Usan field on the OML 138 permit, began in early 2008, with production scheduled to start up in 2012. In Angola, the Pazflor project, third deep offshore development hub on Block 17 after Girassol and Dalia, pursues its development for a production start-up in 2011; the CLOV project, a fourth development hub on that same block, has been launched in 2010.
Africa is one of Total’s main production growth focuses. Most of its exploration and production operations, mainly located in Gulf of Guinea countries an in North Africa, have increased in recent years with Total’s entry in exploration permits in new countries, such as Mauritania, Madagascar, Egypt and Côte d’Ivoire.

*	Cameroonian Company of Crude Oil Storage
*******
Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com